Exhibit 3

Cotterford Co. Ltd. Sends Letter to VolitionRX Following Annual Meeting Vote Results Confirming Deep-Seated Discontent Among Shareholders

Majority of the Board Members Failed to Gain Support of Majority of the Outstanding Shares

Shareholders Also Rejected Company’s Executive Compensation, Stock Incentive Plan and Anti-Shareholder Rights Proposals

Volition Board and Management Must Heed this Clear Mandate for Change and Commit to Delivering Tangible Results on Specific Timelines

Cotterford Will Continue to Closely Monitor Progress and Take Additional Steps as Needed to Ensure Progress

DOUGLAS, Isle of Man, July 9, 2020 – Cotterford Co. Ltd. (“Cotterford”) the beneficial owner of approximately 26% of the outstanding shares of VolitionRX Limited (“Volition”) (AMEX: VNRX), today sent a letter to the Board of Directors of the Company regarding the voting results of Volition’s 2020 Annual Meeting and the Company’s path forward.

The full text of the letter follows:

July 9, 2020

Board of Directors

VolitionRX

93-95 Gloucester Place

London

W1U 6JQ

Attn: Executive Chairman Dr. Martin C. Faulkes

Dear Members of the Board:

Together with certain affiliates, Cotterford Company Limited (“Cotterford”) beneficially owns approximately 26% of the outstanding shares of VolitionRX Limited (“Volition” or the “Company”). We believe in the significant long-term potential of the Company and the value of its scientific assets. Unfortunately, Volition has consistently failed to deliver on its promises, not least because of its refusal to articulate a clear path to commercialization, with tangible interim milestones, which has led to a culture of unaccountability. Adding insult to injury, when the Company has conveyed targets, it has repeatedly missed the mark.

The voting results from Volition’s recent 2020 Annual Meeting paint a stark picture of a shareholder base that is fed up with the Company’s “jam tomorrow” mentality. Four of the six incumbent members of the Board of Directors (the “Board”) received support from less than 50% of the outstanding shares, and one of them failed to obtain even a majority of the votes cast. This poor showing is even more striking given that these directors ran unopposed. Further, if we exclude the shares held by Volition’s directors and management, these four incumbents were supported by fewer than 17.5% of the Company’s outstanding shares.

Shareholders also rejected both compensation related proposals – a non-binding advisory vote on compensation practices and the amendment of the Company’s stock incentive plan. The latter is particularly noteworthy: of more than 700 employee stock incentive plans that were proposed to shareholders over the past 12 months, more than 99% achieved the required votes for approval. And, in this case, nearly half of the votes in favor of these proposals came from Volition directors and management. Unaffiliated shareholders opposing these “Pay for Nonperformance” proposals outnumbered supporters by nearly a two-to-one margin.

Lastly, we were delighted to see that the shareholders also rejected all the Board’s outrageous proposals to dismantle shareholder rights. Shareholders were not fooled into voting for the Board’s proposals to classify the board, prohibit actions by written consent, restrict special meetings and require “cause” and a 66 2/3% supermajority for director removals.

In our prior letter, we noted that we have lost confidence in the Company’s current leadership. These voting results show that we are not alone. At this point, Volition faces a pressing call to action. The Board and management must heed these results and recognize that they represent a strong mandate for change.

As noted above, we believe that shareholders’ lack of confidence is driven by Volition’s consistent failure to deliver on even the vaguest promises that management has outlined time and time again. We first purchased shares of the Company in 2012 and have been the largest shareholder of Volition for nearly two years. During this time, the Company has chronically made promises that it has failed to live up to. We have seen zero transparency, zero accountability, and zero deadlines communicated to Wall Street analysts, investors, or partners during the last five years. This is an unacceptable situation for a public company over this length of time.

We believe it is critical that the Company has clear goals with associated targets and metrics for achieving these goals. We must see a shift towards accountability – which thus far has been lacking in an organization seemingly run by individuals who put themselves first, rather than shareholders. Case in point: while the Company has failed to produce any material revenue, payouts to President and CEO Cameron Reynolds and Executive Chairman Martin Faulkes have represented fully 7% of Volition’s expenses over the last three years.

Shareholders will not continue to tolerate Volition’s optimistic projections that remain unfulfilled and have delivered ZERO revenue and NEGATIVE profits. We believe that shareholders will only be comforted by transparent, concrete and measurable timelines associated with Volition’s pipeline of opportunities – and meaningful progress towards achieving those objectives. First and foremost, this should include specific timelines and paths to commercialization, as well as material revenue by the end of 2020.

We fully expect that Volition will make announcements about any and all potentially positive news in the coming weeks and months – in an attempt to signal progress to the market. Ultimately, however, shareholders’ confidence will only be restored if Volition achieves milestones that are truly meaningful and impactful on a reasonable timeline – and that create real value.

We intend to closely monitor the Company’s progress on these fronts and will take appropriate action to protect the best interests of shareholders if the Board and management continue on their existing path.

Very truly yours,

Amy L. Slee

On behalf of Eight Corporation Limited

Director

Important Disclosures

This press release does not constitute a solicitation of any proxy, consent or authorization with respect to any securities of the Company. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities any securities of the Company, nor does it constitute a recommendation to purchase or sell of any securities of the Company.

Any views expressed in this press release represent the opinion of Cotterford, whose analysis is based on publicly available information. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained herein. Cotterford expressly disclaims any and all liability based, in whole or in part, on such information, any errors therein or omissions therefrom. Cotterford also reserves the right to modify or change its views or conclusions at any time in the future without notice.

Furthermore, the information contained in the letter is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Cotterford’s investment process or investment objectives will or are likely to be achieved or successful or that Cotterford’s investments will make any profit or will not sustain losses. Past performance is not indicative of future results. Nothing contained in this press release should be taken as any form of commitment on the part of Cotterford to take any action in connection with respect to any securities of the Company. Cotterford is in the business of buying and selling securities. We have, and may in the future, buy, sell or change the form of their position in any security for any or no reason whatsoever.

Media Contacts

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com